EXHIBIT (13)



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (1999-2001)

CTS' Management's Discussion and Analysis is based on its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. CTS evaluates its estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

CTS is a global electronic components and electronic assemblies manufacturer serving the automotive, communications and computer markets. The communications and computer markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with the global economic slowdown, are risks that require management judgement when determining appropriate accounting estimates.

Critical Accounting Policies
----------------------------
Management believes that judgement and estimates related to the following critical accounting policies could materially affect its consolidated financial statements:

Estimating inventory valuation, the allowance for doubtful accounts and other
-----------------------------------------------------------------------------
accrued liabilities
-------------------

CTS management makes estimates of the carrying value of its inventory based upon historical usage, new product introductions and projected customer purchase levels throughout the year. The ever-changing technology environment of the markets we serve affects these estimates. Similarly, management makes estimates of the collectability of its accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, CTS is involved in litigation in the normal course of business and is regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel.

Valuation of long-lived and intangible assets and depreciation/amortization
---------------------------------------------------------------------------
periods
-------

CTS assesses the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no life may no longer be appropriate. Factors considered important which could trigger this review include significant decreases in operating results, significant changes in its use of the assets, competitive factors and the strategy of its business, and significant negative industry or economic trends. In 2001, CTS reduced the carrying value of certain assets to estimated fair value through impairment charges. Estimates are based on management judgement, published third party sources, third party offers and information furnished by independent brokers/dealers. Such assets were taken out of service and are held for sale. CTS is taking measures it considers appropriate to sell these assets at amounts approximating these estimated fair values; however, there are no assurances that CTS will be able to sell the assets for these amounts.

Income Taxes
------------
Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS must also estimate its current tax exposure for situations where taxing authorities would assert tax positions different than those taken by the Company. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on CTS' estimates of taxable income in each jurisdiction in which it operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates in future periods, CTS may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact the results of operations or financial position.

Retirement Plans
----------------
Actuarial assumptions are used in determining pension income and the benefit obligation. CTS, after considering the advice of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and the projected benefit obligation.

Results of Operations
---------------------
Overview
--------
The global economic slowdown experienced in 2001 had a substantially greater impact on the markets we serve than we and, we believe, others in our industry had initially anticipated. Technology companies were severely hurt by the combination of a general economic recession, a sharp drop in information and communication-related technology spending and the effects from the September 11 terrorist attack. Among other things, this required that we aggressively implement actions over the course of the year to reduce our cost structure to the maximum extent possible while continuing to put a priority on positioning the business to be successful as the economy recovers and market growth returns. Certain of our product lines, particularly those focused on the communications market, experienced rapid and severe decreases in demand levels. Other product lines, such as those serving the automotive market, did not experience such dramatic declines in customer buying patterns. However, we believe negative general economic conditions made OEMs and our other customers generally more cautious in 2001, often delaying new product introductions, as they worked to reduce excess inventory levels.

Business Segment Discussion
---------------------------


                                                                                    (In thousands of dollars)
                                                      Electronic Components           Electronic Assemblies
                                                      ---------------------           ---------------------
2001
Sales                                                              $313,573                        $264,081
Segment operating earnings (loss) (1)                                (5,893)                          8,119
Segment operating earnings (loss) % of sales (1)                       (1.9 )%                          3.1%

2000
Sales                                                              $536,703                        $329,820
Segment operating earnings                                           98,157                          30,473
Segment operating earnings % of sales                                  18.3%                            9.2%

1999
Sales                                                              $507,344                        $169,732
Segment operating earnings (2)                                       81,025                          14,711
Segment operating earnings % of sales (2)                              16.0%                            8.7%



(1) Excludes restructuring and asset impairment charges of $40.0 million pre-tax, and related one-time charges of $10.7 million pre-tax. Refer to Note K, "Business Segments."
(2) Excludes the effect of a one-time, noncash write-off of $12.9 million pre-tax for acquired in-process research and development (IPR&D), related to the acquisition of CTS Wireless.

The 2001 electronic component sales decreased by $223.1 million, or 42% from 2000; segment operating earnings decreased by $104.1 million from 2000 primarily due to reduced customer demand for hand-held wireless devices. End-product demand for the Company's electronic components products which address the served markets of computer, automotive and the infrastructure segment of the communications market also decreased during 2001, though to a lesser degree. The Company believes the overall causes of the lower end-product demand were primarily due to the recessionary market conditions and higher and sometimes excess levels of inventory held by customers.

The 2001 electronic assembly sales decreased $65.8 million, or 20% from 2000; while the segment operating earnings decreased $22.4 million from 2000. This decrease is also driven by the reduced customer demand for hand-held wireless devices and, in addition, by the substantial reduction in the capital budgets of companies that use computer and communications equipment.

The 2000 electronic component sales increased by $29.4 million, or 6%, from 1999, while the segment operating earnings increased by $17.1 million, or 21% from 1999. The 2000 electronic assembly sales increased $160.1 million, or 94% from 1999, while the segment operating earnings increased $15.8 million, or 107% from 1999. The increase in the electronic assemblies segment was primarily due to the increased demand during 2000 for the integrated interconnect systems which serve the computer and communications markets, and RF integrated modules which serve the communications handset market.

The following table provides a breakdown of net sales by business segment and market as a percent of consolidated net sales:

                            Electronic Components     Electronic Assemblies
                            ---------------------     ---------------------

Markets                      2001   2000    1999     2001    2000    1999
-------                      ----   ----    ----     ----    ----    ----
Communications                26%    37%     45%       17%     15%     10%
Computer                       3%     5%      5%       28%     22%     13%
Automotive                    20%    15%     19%       --     --       --
Other                          5%     5%      6%        1%      1%      2%

Net Sales by Segment as a %   54%    62%     75%       46%     38%     25%
of Consolidated Net Sales

Within the electronic components segment, sales into the communications market comprise 26% of total sales in 2001, compared to 37% in 2000 and 45% in 1999, with the decline resulting primarily from reduced customer demand for hand-held wireless devices. Sales of electronic components into the automotive market were 20% in 2001 versus 15% in 2000 and 19% in 1999, although revenue dollars actually decreased by $14.3 million in the three year period. Within the electronic assemblies segment, sales into the communications market were 17% of total sales in 2001, compared to 15% in 2000 and 10% in 1999, a result of the growing demand since 1999 for integrated interconnect products for infrastructure systems, such as base stations, switching equipment and fiber-optic transmission equipment. Electronic assemblies sold into the computer market were 28% of total sales in 2001, compared to 22% in 2000 and 13% in 1999, the result of increased demand for integrated interconnect products for mass data storage systems, internet access systems and network servers.

Most Recent Three Fiscal Years Discussion
-----------------------------------------
The following table highlights significant information with regard to CTS' overall results of operations during the past three fiscal years:


                                                          (In thousands of dollars)
                                                                  December 31,
                                                       2001        2000            1999
                                                       ----        ----            ----
Net sales                                          $577,654      $866,523        $677,076
Cost of goods sold, excluding one-time charges      455,687       605,598         471,543
Cost of goods sold, one-time charges                 10,676            --              --
Gross profit                                        111,291       260,925         205,533
Gross profit as a percent of sales                     19.3%         30.1%          30.4%
Operating expenses                                  119,741       132,295        109,797
Restructuring and impairment charges                 40,039            --             --
Acquired IPR&D                                           --            --         12,940
Operating earnings (loss)                           (48,489)      128,630         82,796
Earnings (loss) before income taxes                 (60,491)      117,127         74,055
Earnings (loss) from continuing operations          (45,375)       84,331         51,468
Net  loss from discontinued operations                   --          (529)            --
Net earnings (loss)                                 (45,375)       83,802         51,468


The 2001 net sales decreased $288.9 million, or 33%, from 2000. Of this decrease, approximately $223.1 million resulted primarily from overall softness in the demand for electronic components for wireless handsets and the associated infrastructure equipment serving the communications market. In addition, $65.8 million of the decrease is due to lower demand for electronic assemblies serving both the computer and communications markets.

The 2000 net sales increased $189.4 million, or 28% from 1999. This increase was primarily due to growth during 2000 in electronic assemblies driven by integrated interconnect systems which serve both the computer and communications markets.

Sales into the computer market increased from 18% of total sales in 1999 to 31% in 2001, while automotive market sales increased from 19% of total sales in 1999 to 20% in 2001. During this three-year comparative period, sales into the automotive market decreased by $14.3 million, or 11%, as a result of lower customer demand during 2001 and adjustments to customer inventory levels. Sales into the computer market increased by $59.7 million, or 50%, primarily due to the significant increase in integrated interconnect product sales within the electronic assemblies segment, related to storage and server end products. During the three-year comparative period, sales into the communications market decreased by $124.7 million, or 33%, as demand for handset and infrastructure products declined substantially during 2001 due to the overall economic and market conditions, as well as excessive inventories held by service providers and handset and equipment manufacturers.

CTS' 15 largest customers represented approximately 75% of net sales in 2001 and 2000 and 71% of net sales in 1999. Sales to Compaq accounted for 28% of total net sales in 2001, 21% in 2000 and 11% in 1999. Sales to Motorola accounted for 17% of total net sales in 2001, 21% in 2000 and 23% in 1999.

CTS' products are usually priced with consideration to expected or required profit margins, customer expectations and market competition. Pricing for most of CTS' electronic component and assembly products generally decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity. During 2001, pricing pressure for some of CTS' electronic components was more significant than in prior periods due to excess capacity within the electronics industry.

In 2001, gross profit decreased by $149.6 million from 2000 due to the reduced sales volume, substantial and unusual pricing pressures and lower absorption of fixed manufacturing overhead expenses. The 2001 decrease also includes $10.7 million of restructuring-related one-time costs. In 2000, gross profit dollars were substantially improved over 1999, due primarily to the higher volume within the integrated interconnect and RF integrated module product lines. However, gross profit as a percent of sales in 2000 was slightly under 1999 due to the lower margins within the integrated interconnect product lines.

Selling, general and administrative expenses decreased to $80.2 million in 2001 versus $94.5 million in 2000, reflecting Company initiatives to reduce costs in the face of declining sales. This compares to $80.9 million in 1999.

Research and development expenses were $32.8 million in 2001 versus $32.6 million in 2000 and $25.3 million in 1999. Significant ongoing R&D activities continue in our CTS Wireless business, and in the automotive and resistor product lines, to support current product and process enhancements, expanded applications and new product development.

Restructuring, Asset Impairment and Related One-Time Charges
------------------------------------------------------------
During the second quarter of 2001, CTS announced a restructuring plan designed to size the Company to then-existing market realities, while continuing to put a priority on positioning the Company to be successful as the economy recovers and market growth returns. This plan consisted of $14.0 million of restructuring and asset impairment charges and $13.0 million of related one-time charges. Of the $13.0 million of related one-time charges,

$10.7 million was recorded in cost of goods sold during 2001, consisting primarily of inventory write downs, equipment relocation and other employee-related costs relating to restructuring activities. The remaining $2.3 million of related one-time charges is expected to be expensed during the first half of 2002.

In the fourth quarter of 2001, CTS took additional steps to improve operational efficiency and effectiveness by making organizational changes at several business units that will allow us to further reduce operating expenses. CTS also completed an assessment of the carrying value of its assets, in light of current and expected market conditions. The review highlighted certain assets for which no production demand or use currently exists or is forecasted to exist before economic obsolescence of the asset. The fourth quarter 2001 actions resulted in $26.0 million of restructuring and asset impairment charges.

The major actions under the 2001 restructuring plan include closing CTS' Chung-Li, Taiwan, facility in the fourth quarter of 2001, and a decision to dispose of its Longtan, Taiwan, building. The plan also covers ceasing production at its Sandwich, Illinois; and Carlisle, Pennsylvania, facilities in the second quarter of 2002 and discontinuing the manufacture of intermediate frequency surface acoustical wave ("IF SAW") filters. IF SAW filter production was stopped at the end of the second quarter of 2001. Amounts included in the Consolidated Statement of Earnings (Loss) relating to the manufacture of IF SAW filters were insignificant in 2001. The restructuring plan provides that production formerly completed at its Chung-Li, Taiwan; Sandwich, Illinois; and Carlisle, Pennsylvania, facilities be transferred to other existing CTS manufacturing locations. CTS completed a substantial portion of these consolidations and transfers within fiscal 2001 and the remainder is expected to be completed in the first half of 2002.

The following table displays the 2001 restructuring and asset impairment activity and restructuring reserve balances as of December 31, 2001:


    ($ in Millions)                                                                                              Total
                                                    Other                                    Pension     Restructuring
                                     Workforce       Exit      Total          Asset        Curtailment       and Asset
                                    Reductions      Costs  Restructuring    Impairment        Gain          Impairment
                                    ----------      -----  -------------    ----------        ----          ----------

Second quarter charge                     $6.4       $2.0           $8.4          $7.4          $(1.8)           $14.0
Fourth quarter charge                      3.2        0.4            3.6          23.6           (1.2)            26.0
                                          ----       ----           ----          ----           ----             ----
Total 2001 restructuring charge            9.6        2.4           12.0         $31.0          $(3.0)           $40.0
Items paid in 2001                       (6.8)       (1.4)          (8.2)        =====          =====            =====
                                          ----       ----           ----
Accrual balance at  December 31           $2.8       $1.0           $3.8
                                          ====       ====           ====


The $12.0 million restructuring charge relates to facility consolidations, including plant closures and product consolidations. Included in this amount is approximately $9.6 million of severance benefits associated with the separation of approximately 1,500 employees. Approximately 12% of the employees to be terminated are managerial employees and 88% are nonmanagement employees. As of December 31, 2001, approximately $6.8 million of severance benefits, relating to approximately 1,200 employees, has been paid. Of the $2.4 million of other exit costs, which consists primarily of costs associated with the closing of the plants, $1.4 million has been paid as of December 31, 2001.

The plan also includes $31.0 million of asset impairment charges. The impairment charge includes $26.9 million to reduce certain assets held for sale to their estimated fair value. See further discussion in Note E, "Assets Held for Sale." An additional $1.2 million relates to the write-off of leasehold improvements, primarily at its Chung-Li, Taiwan, facility. The remaining $2.9 million relates to impairment of certain intangible assets associated with obsolete product and technology acquired in the acquisition of the Component Product Division of Motorola (see Note C, "Acquisition").

CTS also recognized a pension plan curtailment gain of approximately $3.0 million in 2001 resulting from plant closures under the restructuring plan.

The expected pre-tax profitability improvement associated with the second quarter 2001 restructuring, asset impairment and related one-time charges is estimated to be approximately $25 million annually beginning in 2003, based on volume levels and mix in the fourth quarter of 2000. However, based on the expected lower 2002 volume, the 2002 pre-tax profitability improvement is estimated to be approximately $7 million. Additionally, the expected pre-tax profitability improvement associated with the fourth quarter restructuring and asset impairment charge is estimated to be approximately $8 million in 2002.


Liquidity and Capital Resources
-------------------------------
Net cash provided by operating activities in 2001 was $65.9 million, as CTS' net loss of $45.4 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes, provided $20.2 million. Favorable working capital and other changes added $45.7 million.

Net cash provided by operating activities in 2000 was $110.9 million, as net earnings of $83.8 million, adjusted for depreciation and amortization, and deferred income taxes provided $131.2 million. This was partially offset by unfavorable working capital and other changes of $20.3 million.

The 2001 cash used in investing activities was $66.9 million. This consisted primarily of $77.7 million of capital expenditures including approximately $37.6 million for new products, technologies and selected capacity expansion, and $40.1 million for land and building projects primarily in Asia. The 2000 use of $126.3 million for investing activities consisted primarily of $119.2 million of capital expenditures. These capital expenditures included approximately $83 million for new products, technologies and capacity expansion and $36 million for land and building projects in Asia and the U.S. During 2001, certain manufacturing equipment and the Company aircraft were sold for $15.5 million. These proceeds were used to reduce outstanding indebtedness. These same assets were subsequently leased back by the Company.

CTS expects its 2002 capital expenditures to approximate $35 million. These capital expenditures will primarily be for new products and investments in cost reduction programs.

In 2001, CTS' net cash used by financing activities totaled $6.3 million, consisting primarily of an increase in borrowings of $34.0 million under the revolving credit facility, net proceeds of 1.8 million shares issued to an institutional investor for $25.8 million, and proceeds of stock option exercises of $10.7 million. This was offset by the repayment of long-term obligations of $69.5 million, repayment of short-term borrowings of $7.4 million and dividend payments of $3.4 million.

In 2000, CTS' net cash provided by financing activities totaled $12.6 million, consisting primarily of an increase in borrowings of $26.0 million under the revolving credit facility and proceeds of stock option exercises of $4.2 million. This was offset by the installment repayment of a long-term loan of $5.0 million, dividend payments of $3.3 million and the repurchase of 190,000 shares of common stock at a total cost of $9.3 million. Refer to Note M, "Treasury Stock," for a description of CTS' stock repurchase plan.

Undistributed earnings of certain non-U.S. subsidiaries amount to approximately $125 million at December 31, 2001. Prior year earnings are intended to be invested indefinitely and, accordingly, no provision has been made for non- U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $7 million of withholding tax would be imposed.

As described in Note C, "Acquisition," CTS acquired the Component Products Division of Motorola for $94.0 million and assumed approximately $49 million of Motorola obligations. In addition, CTS may be obligated to pay additional amounts in 2003 and 2004 depending upon increased sales and profitability of CTS Wireless in 2002 and 2003. This obligation resulted in an additional payment of $11.2 million for 1999, which was paid in 2000. The calculated obligation for 2000 resulted in an amount due to Motorola of $14.9 million for 2000, which CTS offset against amounts due from Motorola in September 2001. No amounts are due Motorola under the calculation for 2001. The maximum remaining potential payment under the acquisition agreement was $34.8 million at December 31, 2001.

On December 20, 2001, CTS amended its credit agreement with its existing nine banks. The agreement includes a revolving credit facility commitment totaling $125 million, expiring in December 2003, and term loans, which expire in December 2004, with outstanding balances of $56.5 million at December 31, 2001, after prepayments of principal made during the third and fourth quarters of 2001 totaling $44.5 million. The $56.5 million of term loans mature as follows:
2002--$27.5 million; 2003--$25.5 million; and 2004--$3.5 million.

These debt agreements contain financial covenants as described in Note G, "Long-term Debt and Other Long-term Obligations." Although CTS management currently expects to be in compliance with all financial covenants through December 31, 2002, there can be no assurance of this. Certain factors, such as forecasted future operating results, are dependent upon future events, some of which are beyond CTS' ability to control. If CTS is unable to comply with its financial covenants, it will seek to obtain amendments or waivers from the lenders and/or identify other sources of liquidity such as raising additional capital or disposing of assets, including assets held for sale.

On December 14, 1999, CTS' shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement. During the fourth quarter of 2001, CTS issued $29.5 million of common stock under this registration statement and received net proceeds of $29.3 million. Thus far during the first quarter of 2002 (through March 4, 2002), CTS issued $28.3 million of common stock under this registration statement and received net proceeds of $28.1 million. CTS used the net proceeds of each of these equity issuances to repay term loans under its credit agreement. As of March 4, 2002, CTS could offer up to approximately $442.2 million of additional debt and/or equity securities under this registration statement.

During 2002, CTS is required to repay $27.5 million of term loans under its credit agreement and to make $5.9 million of lease payments. Of the $28.1 million of debt repaid during the first quarter of 2002 (as of March 4, 2002), $12.6 million was allocated to the $27.5 million of term loans required to be repaid during 2002, leaving $14.9 million of term loans to be repaid during the remainder of 2002. CTS expects total capital expenditures of $35 million during 2002. CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit facilities.

The covenants under the credit agreement become more restrictive at March 31, 2002 and at quarterly intervals thereafter, as CTS' forecasted EBITDA and projected debt repayments reduce CTS' need for additional borrowings under the credit agreement. Management believes that these covenants will result in a portion of additional borrowings under its revolving credit facility being unavailable at March 31, 2002 and, perhaps, thereafter. Nonetheless, CTS believes that cash flow from operations and available borrowings under its revolving credit facility will be adequate to fund its working capital, restructuring activities, capital expenditures and debt service requirements through December 31, 2002. However, if customer demand decreases significantly from forecasted levels or pricing pressures continue to reduce revenues or profit margins significantly, CTS may need to find an alternative funding source. In this event, CTS may choose to pursue additional equity and/or debt financing. CTS may not be able to obtain additional financing, which would be affected by general economic and market conditions, on terms acceptable to CTS or at all.


Market Risk
-----------
CTS is exposed to market risk, including changes in foreign currency exchange rates, forward contracts and interest rates. As discussed in Note A, "Summary of Significant Accounting Policies" to the consolidated financial statements, the financial statements of all CTS' non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency. The market risk associated with foreign currency exchange rates is not material in relation to CTS' consolidated financial position, results of operations or cash flows. The Company does not have any significant trade accounts receivable, trade accounts payable, commitments, or borrowings in a currency other than that of the reporting unit's functional currency. As such, CTS does not utilize a significant number of derivative financial instruments to manage the exposure in the United Kingdom or its other non- U.S. operations.

CTS has forward contracts in place to mitigate the risk of market price fluctuations of palladium, which is used in its manufacturing process. These forward contracts, which are not material, are fully described in Note A, "Summary of Significant Accounting Policies," under " Financial Instruments."

As part of CTS' risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 65-basis-point increase in interest rates (approximately 10% of CTS' weighted-average interest rate) on variable-rate debt instruments would have increased CTS' 2001 and 2000 interest expense by $1.4 million and $1.1 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

                                  # # # # # # #

Statements about the Company's earnings outlook and its plans, estimates and beliefs concerning the future are forward-looking statements, within the meaning of the Private Securities Litigations Reform Act of 1995, based on the Company's current expectations. Actual results may differ materially from those stated in the forward-looking statements due to a variety of factors which could affect the Company's operating results, liquidity and financial condition. We undertake no obligations to publicly update or revise any forward-looking statements. Factors that could impact future results include among others: the impact of the September 11 terrorist attacks, the U.S. response to the attacks, and the general slowdown in the communications, computer and automotive markets, and in the overall economy; whether the Company is able to implement measures to improve its financial condition and flexibility; the Company's successful execution of its restructuring, consolidation and cost-reduction plans; pricing pressures and demand for the Company's products, especially if economic conditions worsen or do not recover in the key markets for the Company's products; the ability to access additional sources of liquidity, if necessary, through borrowings and/or sales of equity securities on terms acceptable to the Company; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political risks. Investors are encouraged to examine the Company's SEC filings, which more fully describe the risks and uncertainties associated with the Company's business.


The management's discussion and analysis of financial condition and results of operations (1999-2001) included in the printed and bound annual report also includes four graphs, which are briefly described below:

Graph #1: Entitled "Sales Per Employee (based on employees at year end)" shows a bar graph of annual sales per employee for each year ending December 31, 1999, 2000 and 2001, based on the number of employees at year end. The amounts shown are $88,000 in 1999, $96,000 in 2000 and $99,000 in 2001.

Graph #2: Entitled "R&D Expenses" shows a bar graph of annual research and development expenses in dollars and as a percentage of sales for each year ending December 31, 1999, 2000 and 2001. The amounts shown are $25.3 million, or 3.7% of sales in 1999, $32.6 million, or 3.8% of sales in 2000 and $32.8 million, or 5.7% of sales in 2001.

Graph #3: Entitled "Working Capital as a Percent of Sales - Year End" shows a bar graph of working capital at year end as a percentage of sales for each year ending December 31, 1999, 2000 and 2001. The amounts shown are 14.7% in 1999, 11.9% in 2000 and 8.1% in 2001.

Graph #4: Entitled "Debt/Capitalization Ratio - Year End" shows a bar graph of the debt/capitalization percentage at December 31, 1999, 2000 and 2001. The amounts shown are 51.4% for 1999, 44.2% for 2000 and 38.6% for 2001.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of CTS Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings (loss), shareholders' equity and cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/S/
--------------------------------------
[PricewaterhouseCoopers LLP (signed)]
February 27, 2002




Consolidated Statements of Earnings (Loss)
------------------------------------------
(In thousands of dollars except per share amounts)

                                                                       Year Ended December 31,
                                                                       -----------------------
                                                                    2001        2000         1999
                                                                    ----        ----         ----

Net sales                                                      $ 577,654   $ 866,523    $ 677,076
Costs and expenses:
     Cost of goods sold                                          466,363     605,598      471,543
     Selling, general and administrative expenses                 80,214      94,501       80,866
     Research and development expenses                            32,762      32,583       25,348
     Amortization of intangible assets                             6,765       5,211        3,583
     Restructuring and impairment charges - Note B                40,039           -            -
     Acquired in-process research and development (IPR&D)              -           -       12,940
                                                                --------    --------     --------
         Operating earnings (loss)                               (48,489)    128,630       82,796
                                                                --------    --------     --------

Other (expense) income:
     Interest expense                                            (12,775)    (13,050)      (9,944)
     Interest income                                                 744         846          865
     Other                                                            29         701          338
                                                                --------    --------     --------
         Total other expense                                     (12,002)    (11,503)      (8,741)
                                                                --------    --------     --------
         Earnings (loss) before income taxes                     (60,491)    117,127       74,055
Income tax expense (benefit) -- Note J                           (15,116)     32,796       22,587
                                                                --------    --------     --------

         Earnings (loss) from continuing operations              (45,375)     84,331       51,468
                                                                --------    --------     --------

Discontinued operations:
     Loss from discontinued operations, net of income tax
         benefit of $355 -- Note D
                                                                       -       (529)            -
                                                                --------    -------      --------
         Net earnings (loss)                                   $ (45,375)   $ 83,802     $ 51,468
                                                               =========    ========     ========

Earnings (loss) per share -- Note P

     Basic:
         Continuing operations                                    ($1.61)      $3.05        $1.87
         Discontinued operations                                       -       (0.02)           -
                                                                --------    --------     --------
         Net earnings (loss) per share                            ($1.61)      $3.03        $1.87
                                                                ========    ========     ========

     Diluted:
         Continuing operations                                    ($1.61)      $2.94        $1.80
         Discontinued operations                                       -       (0.02)           -
                                                                --------    --------     --------
         Net earnings (loss) per share                            ($1.61)      $2.92        $1.80
                                                                ========    ========     ========

The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Balance Sheets
---------------------------
(In thousands of dollars)
                                                                            December 31,
                                                                            ------------
                                                                       2001             2000
                                                                       ----             ----
ASSETS
Current Assets
    Cash and equivalents                                           $ 13,255         $ 20,564
    Accounts receivable, less allowances
    (2001 -- $1,470; 2000 -- $1,837)                                 81,563          145,920
    Inventories
       Finished goods                                                19,660           29,756
       Work-in-process                                                3,610           16,490
       Raw materials                                                 26,879           58,070
                                                                  ----------       ----------
         Total Inventories                                           50,149          104,316
    Other current assets                                              4,371            8,920
    Deferred income taxes -- Note J                                  51,336           25,976
                                                                  ----------       ----------
         Total current assets                                       200,674          305,696
Property, Plant and Equipment
    Buildings and land                                              111,346           96,690
    Machinery and equipment                                         287,824          317,390
                                                                  ----------       ----------
         Total property, plant and equipment                        399,170          414,080
    Accumulated depreciation                                       (207,212)        (189,219)
                                                                  ----------       ----------
         Net property, plant and equipment                          191,958          224,861
Other Assets
    Prepaid pension asset -- Note I                                 102,196           84,301
    Intangible assets                                                63,589           64,177
    Accumulated amortization                                        (19,585)         (10,571)
    Assets held for sale -- Note E                                   21,940                -
    Other                                                             7,159            4,465
                                                                  ----------       ----------
         Total other assets                                         175,299          142,372
                                                                  ----------       ----------
Total Assets                                                       $567,931         $672,929
                                                                  ==========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Current maturities of long-term debt -- Note G                 $ 27,500         $ 10,000
    Notes payable -- Note F                                               -            7,397
    Accounts payable                                                 50,842          100,394
    Accrued salaries, wages and vacation                             12,847           17,016
    Income taxes payable                                             23,921           18,374
    Other accrued liabilities                                        38,747           49,710
                                                                  ---------        ---------
         Total current liabilities                                  153,857          202,891
Long-term debt -- Note G                                            125,013          178,000
Other long-term obligations -- Note G                                 2,836            6,689
Deferred income taxes -- Note J                                      38,914           34,612
Postretirement benefits -- Note I                                     4,438            4,380
Contingencies -- Note N                                                   -                -
Shareholders' Equity
    Preferred stock -- authorized 25,000,000 shares without
     par value;  none issued -- Note L                                    -                -
    Common stock -- authorized 75,000,000 shares without par
     value;  48,531,936 shares issued
     at December 31, 2001 and 48,436,908 share issued at
     December 31, 2000 -- Note L                                    213,947          198,877
    Additional contributed capital                                   24,153           14,558
    Retained earnings                                               276,988          325,850
    Accumulated other comprehensive loss                             (1,702)          (1,561)
                                                                  ---------        ---------
                                                                    513,386          537,724
         Cost of common stock held in treasury
          (2001 -- 17,630,192 shares; 2000 -- 20,655,721 shares)   (270,513)        (291,367)
           -- Note M                                              ---------        ---------
         Total shareholders' equity                                 242,873          246,357
                                                                  ---------        ---------
Total Liabilities and Shareholders' Equity                         $567,931         $672,929
                                                                  ==========       ==========

The accompanying notes are an integral part of the consolidated financial statements.







Consolidated Statements of Cash Flows
-------------------------------------
(In thousands of dollars)

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                                           2001           2000            1999
                                                                           ----           ----            ----
Cash flows from operating activities:
    Net earnings (loss)                                               $(45,375)       $ 83,802        $ 51,468
    Adjustments to reconcile net earnings (loss)
     to net cash provided by operating activities:
      Depreciation and amortization                                      51,674         44,325          33,907
      Restructuring and impairment charges                               40,039              -               -
      Deferred income taxes                                             (26,201)         3,077          (5,337)
      Income tax benefit related to exercised stock options               3,687          6,395               -
      Acquired in-process research and development                            -              -          12,940

      Changes in assets and liabilities net of effects of acquisitions:
         Accounts receivable                                             64,357        (21,238)        (77,639)
         Inventories                                                     44,780        (26,278)        (24,853)
         Prepaid pension asset                                          (14,937)       (15,311)         (6,368)
         Accounts payable and accrued liabilities                       (62,275)        30,505          72,126
         Income taxes payable                                             5,547          6,187           1,958
      Net loss from discontinued operations                                   -            529               -
      Other                                                               4,556         (1,456)         (1,348)
                                                                       --------       --------        --------
         Total adjustments                                              111,227         26,735           5,386
                                                                       --------       --------        --------
            Net cash provided by continuing operations                   65,852        110,537          56,854
         Net cash provided by (used in) discontinued operations               -            318          (1,161)
                                                                       --------       --------        --------
            Net cash provided by operating activities                    65,852        110,855          55,693
                                                                       --------       --------        --------
Cash flows from investing activities:
    Proceeds from sale of property, plant and equipment,
      including discontinued operations                                  15,499          7,000          28,646
    Payment for purchase of CTS Wireless                                      -        (11,200)        (97,445)
    Capital expenditures                                                (77,654)      (119,216)        (32,896)
    Other                                                                (4,758)        (2,922)         (2,932)
                                                                       --------       --------        --------
            Net cash used in investing activities                       (66,913)      (126,338)       (104,627)
                                                                       --------       --------        --------
Cash flows from financing activities:
    Payments of short-term borrowings                                    (7,396)           (31)              -
    Proceeds from issuance of long-term debt                             34,000         26,000          97,445
    Payments of long-term debt                                          (69,487)        (5,000)        (28,445)
    Issuance of common stock                                             29,304              -               -
    Dividends paid                                                       (3,429)        (3,337)         (3,301)
    Purchases of treasury stock                                               -         (9,284)         (9,175)
    Exercise of stock options                                            10,684          4,221             851
                                                                       --------       --------        --------
            Net cash provided by (used in) financing activities          (6,324)        12,569          57,375
Effect of exchange rate changes on cash                                      76           (741)           (495)
                                                                       --------       --------        --------
Net increase (decrease) in cash                                          (7,309)        (3,655)          7,946
Cash and equivalents at beginning of year                                20,564         24,219          16,273
                                                                       --------       --------        --------
Cash and equivalents at end of year                                    $ 13,255       $ 20,564        $ 24,219
                                                                       ========       ========        ========
Supplemental cash flow information
Cash paid (received) during the year for:
      Interest                                                         $ 13,285       $ 13,094        $  9,711
      Income taxes -- net                                                (1,661)        13,914          24,195
Noncash investing and financing activities
      Common stock issued in connection with DCA acquisition           $  1,090       $    199        $    595

The accompanying notes are an integral part of the consolidated financial statements.





                                                                                Consolidated Statements of Shareholders' Equity
                                                                                -----------------------------------------------
                                                                                                      (In thousands of dollars)


                                                                                       Accumulated
                                                                                             Other
                                                                 Additional          Comprehensive Comprehensive
                                                         Common Contributed  Retained     Earnings      Earnings Treasury
                                                          Stock     Capital  Earnings        (Loss)       (Loss)    Stock  Total
                                                          -----     -------  -------- ------------- -----------  --------- -----


===================================================================================================================================
    Balances at December 31, 1998                      $190,347   $  10,872  $197,285      $ 806                $(275,471) $123,839
Net earnings                                                                   51,468                 $51,468                51,468
Cumulative translation adjustment
(net of tax benefit of $169)                                                                (515)        (515)                 (515)
                                                                                                       ------
    Comprehensive earnings                                                                             50,953
                                                                                                       ======
Cash dividends of $0.12 per share                                              (3,339)                                       (3,339)
Issued 201,000 shares on restricted
    stock and cash bonus plan--net                        2,151      (2,893)                                          742
Issued 169,547 shares on exercise
    of stock options -- net                                 513                                                       338       851
Stock compensation                                            6       1,026                                             8     1,040
Acquired 205,800 shares for treasury stock--Note M                                                                 (9,175)   (9,175)
Issued 51,816 shares to former DCA shareholders             595                                                                 595
===================================================================================================================================
  Balances at December 31, 1999                         193,612       9,005   245,414        291                 (283,558)  164,764
Net earnings                                                                   83,802                  83,802                83,802
Cumulative translation adjustment (net of tax of $556)                                    (1,852)      (1,852)               (1,852)
                                                                                                       ------
    Comprehensive earnings                                                                             81,950
                                                                                                       ======
Cash dividends of $0.12 per share                                              (3,366)                                       (3,366)
Returned 41,800 shares to treasury forfeited from
    restricted stock and cash bonus plan -- net              47         123                                          (170)
Issued 519,247 shares on exercise
    of stock option -- net                                4,369       4,632                                         1,615    10,616
Stock compensation                                          650         798                                            30     1,478
Acquired 190,000 shares for treasury stock--Note M                                                                 (9,284)   (9,284)
Issued 17,304 shares to former DCA
 shareholders                                               199                                                                 199
===================================================================================================================================
    Balances at December 31, 2000                       198,877      14,558   325,850     (1,561)                (291,367)  246,357
Net loss                                                                      (45,375)                (45,375)              (45,375)
Cumulative translation adjustment (net of tax of $203)                                      (474)        (474)                 (474)
Deferred gain on forward contract (net of tax of $222)                                       333          333                   333
                                                                                                    ---------
    Comprehensive loss                                                                               $(45,516)
                                                                                                    =========
Cash dividends of $0.12 per share                                              (3,487)                                       (3,487)
Returned 16,950 shares to treasury forfeited from
    restricted stock and cash bonus plan -- net              59         (17)                                          (42)
Issued 1,015,531 shares on exercise
    of stock option -- net                               13,575      (3,026)                                        3,822    14,371
Stock compensation                                          346         408                                                     754
Issued 1,800,000 shares under shelf registration                      9,585                                        16,208    25,793
Issued 226,948 shares under Direct Stock Purchase Plan                2,645                                           866     3,511
Issued 94,956 shares to former DCA shareholders           1,090                                                               1,090
===================================================================================================================================
  Balances at December 31, 2001                        $213,947     $24,153   $276,988   $(1,702)               $(270,513) $242,873
===================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
(In thousands except share and per share data)



NOTE A--Summary of Significant Accounting Policies
--------------------------------------------------

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition: Revenues from product sales are recognized when title transfers at the time of shipment to the customer.

Cash Equivalents: CTS considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years, and average lives are approximately 16 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gain or loss is recognized as other income or expense.

CTS assesses the recoverability of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer to Note I, "Employee Retirement Plans."

Intangible Assets: Intangible assets include tradenames, technology and customer lists that are amortized over 4- 30 years. The Company reviews the carrying value of the intangible assets whenever events or changes in circumstances indicate an impairment may have occurred.

Assets Held for Sale: CTS classifies assets which have been removed from service and are to be disposed of as assets held for sale. Refer to Note E, "Assets Held for Sale."

Research and Development: Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. CTS expenses all research and development costs as incurred.

Income Taxes: CTS provides deferred income taxes pursuant to the requirements of the Financial Accounting Standards Board ("FAS") Statement No. 109, "Accounting for Income Taxes." Under FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Refer to Note J, "Income Taxes."

Translation of Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. The assets and liabilities of CTS' United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive loss" component of shareholders' equity. Statements of earnings accounts are translated at the average rates during the period.

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, obligations under long-term debt, and forward contracts on palladium purchases. The carrying value for cash and equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 2001 and 2000 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

At December 31, 2001, the Company had forward contracts in place to mitigate the risk of market price fluctuations of palladium, which is used in its manufacturing process. Changes in the market value of these contracts, which expire monthly in 2002, are deferred until the gain or loss is recognized on the hedged commodity. No amounts were recorded in the Consolidated Statement of Earnings (Loss) related to these forward contracts for the year ended December 31, 2001. The estimated fair value of the palladium forward contracts is based on the difference between the contractual forward rate and the applicable forward rate on December 31, 2001. In accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company has classified these forward contracts as cash-flow hedges and recorded them at their estimated fair value at December 31, 2001, and recorded the fair value as a component of comprehensive earnings (loss) as shown in the Consolidated Statement of Shareholders' Equity.

Concentration of Credit Risk: Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the communications, automotive and computer markets, primarily in North America, Europe and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS generally does not require collateral. Sales to Compaq Computer Corporation ("Compaq") were approximately 28% and sales to Motorola, Inc. ("Motorola") were approximately 17% of sales for the year ended December 31, 2001. Amounts due from Compaq and Motorola aggregated $36 million at December 31, 2001. Sales to Motorola and Compaq were each approximately 21% of sales for the year ended December 31, 2000. Sales to Motorola and Compaq were 23% and 11%, respectively, of sales for the year ended December 31, 1999. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Stock-Based Compensation: CTS accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and its related Interpretations. See Note H, "Stock Plans," for pro forma net earnings and net earnings per share disclosures required by FAS No. 123, "Accounting for Stock-Based Compensation."

Earnings Per Share: Basic and diluted earnings per common share are reported in conformity with FAS No. 128, "Earnings per Share." Basic earnings per share exclude any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of CTS. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer to Note P, "Earnings Per Share," for the reconciliation of the numerator and denominator of the basic and diluted EPS computations.

Comprehensive Earnings: CTS reports comprehensive earnings in accordance with FAS No. 130, "Reporting Comprehensive Income." The components of comprehensive earnings for CTS include foreign translation adjustments, unrealized gains on forward contracts and net earnings and are reported within the Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings (Loss)" and "Accumulated Other Comprehensive Earnings (Loss)."

Accounting Pronouncements: In 2001, the FASB issued Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." FAS No. 141 requires business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. FAS No. 142 requires goodwill and certain intangibles no longer be amortized, but instead be tested for impairment at least annually. The FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 defines impairment of long-lived assets and provides guidance on the measurement of asset impairments. The Company does not expect the impact of adopting these new standards, which are effective for CTS on January 1, 2002, to be material.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B--Restructuring and Impairment Charges:
---------------------------------------------

In 2001, CTS recorded $40.0 million of pre-tax restructuring and impairment charges, $14.0 million in the second quarter and $26.0 million in the fourth quarter. Plan actions were designed to permit the Company to operate more efficiently in the then-existing environment and, at the same time, position the Company for success when the economy improves. Major actions under the restructuring plan include closing its Chung-Li, Taiwan, facility in the fourth quarter of 2001 and a decision to dispose of its Longtan, Taiwan, building. The plan also covers ceasing production at its Sandwich, Illinois; and Carlisle, Pennsylvania, facilities in the second quarter of 2002 and discontinuing the manufacture of intermediate frequency surface acoustical wave ("IF SAW") filters. IF SAW filter production was stopped at the end of the second quarter of 2001. Amounts included in the Consolidated Statement of Earnings (Loss) relating to the manufacture of IF SAW filters were insignificant in 2001. The restructuring plan provides that production formerly completed at its Chung-Li, Taiwan; Sandwich, Illinois; and Carlisle, Pennsylvania, facilities be transferred to other existing CTS manufacturing locations. CTS completed a substantial portion of these consolidations and transfers in fiscal 2001 and the remainder are expected to be completed in the first half of 2002.

The following table displays the 2001 restructuring activity and restructuring reserve balances as of December 31, 2001:


                                    Workforce          Other
                                   Reductions     Exit Costs       Total
                                               ($ in millions)
Second quarter charge                    $6.4           $2.0        $8.4
Fourth quarter charge                     3.2            0.4         3.6
                                         ----           ----        ----
Total 2001 restructuring charge           9.6            2.4        12.0
Items paid in 2001                       (6.8)          (1.4)       (8.2)
              ----                       ----           ----        ----
Reserve balance at December 31           $2.8           $1.0        $3.8
                                         ====           ====        ====

The $12.0 million restructuring charge relates to facility consolidations, including plant closures and product consolidations. Included in this amount is approximately $9.6 million of severance benefits associated with the separation of approximately 1,500 employees. Approximately 12% of the employees to be terminated are managerial employees and 88% are nonmanagement employees. As of December 31, 2001, approximately $6.8 million of severance benefits, relating to approximately 1,200 employees, had been paid. Of the $2.4 million of other exit costs, which consists primarily of costs associated with the closing of the plants, $1.4 million has been paid as of December 31, 2001.

The restructuring plan also includes $31.0 million of asset impairment charges. Approximately $26.9 million of the impairment charge is the adjustment needed to reduce certain assets held for sale to their estimated fair value. See further discussion in Note E, "Assets Held for Sale." An additional $1.2 million relates to the write-off of leasehold improvements, primarily at its Chung-Li, Taiwan, facility. The remaining $2.9 million relates to impairment of certain intangible assets associated with obsolete products and technology acquired in the acquisition of the Component Products Division of Motorola (see Note C, "Acquisition").

CTS also recognized pension plan curtailment gains of approximately $3.0 million in 2001 resulting from plant closures under the restructuring plan.

Also during 2001, CTS recorded in cost of sales, $10.7 million of one-time charges, consisting primarily of inventory write downs, equipment relocation and other employee related costs relating to restructuring activities.

NOTE C--Acquisition
-------------------

On February 26, 1999, CTS completed the acquisition of certain assets and liabilities of the Component Products Division of Motorola ("CTS Wireless"). At the time of the acquisition, CTS Wireless designed and manufactured electronic components and assemblies including ceramic filters, quartz crystals, crystal oscillators, surface acoustic wave components and piezoceramic devices in five facilities in the U.S. and Asia, primarily for the wireless communications industry.

The acquisition was accounted for under the purchase method of accounting. As part of the acquisition, CTS paid Motorola $94 million at the closing and assumed approximately $49 million of debt (including pension obligations). CTS may be obligated to pay additional amounts in 2003 and 2004 depending upon increased sales and profitability of CTS Wireless in 2002 and 2003. This obligation resulted in a payment of $11.2 million for 1999, which was paid in 2000. The calculated obligation for 2000 resulted in an amount due to Motorola of $14.9 million, which CTS offset against amounts due from Motorola in September 2001. No amounts are due to Motorola under the calculation for 2001. The maximum remaining potential payment under the acquisition agreement was $34.8 million at December 31, 2001.


NOTE D--Discontinued Operations
-------------------------------

During 1998, CTS finalized a plan to sell all of the businesses obtained in its 1997 acquisition of Dynamics Corporation of America ("DCA") not strategic to CTS' electronic components and electronic assemblies core business segments. During the first quarter of 2000, the disposition of DCA businesses was completed resulting in a net loss of $0.5 million. These noncore businesses are recorded as discontinued operations for all periods presented in the consolidated financial statements. For the years ended December 31, 2000, and 1999, CTS received gross proceeds related to the sale of discontinued operations of $4 million and $31 million, respectively.


Note E---Assets Held for Sale
-----------------------------

Assets held for sale at December 31, 2001, are comprised of facilities, primarily the Longtan, Taiwan, building, and equipment that have been removed from service and are to be disposed of pursuant to the restructuring activities commenced in fiscal year 2001. Refer to Note B, "Restructuring and Impairment Charges." The Company completed an assessment in the fourth quarter of 2001 of the carrying value of its assets in light of current and expected market conditions. The review highlighted certain assets for which no production demand or use currently exists or is forecasted to exist before economic obsolescence of the asset. In accordance with FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss was recorded to reduce these assets to their estimated fair value. These assets are recorded at amounts not in excess of what management currently expects to receive upon sale, less cost of disposal; however, the amounts the Company will ultimately realize are dependent on numerous factors, some of which are beyond management's ability to control, and could differ materially from the amounts currently recorded. Management cannot determine when the sale of these assets will be completed. The assets to be disposed of are held by both the electronic components and electronic assemblies segments.


Note F--Notes Payable
---------------------

CTS had unsecured line of credit arrangements of $21,817 and $18,317 at December 31, 2001, and 2000, respectively. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option. Average daily short-term borrowings, including borrowings denominated in non-U.S. currencies, were $9,947 and $3,438 during 2001 and 2000, respectively. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 6.1% in 2001 and 8.8% in 2000.


NOTE G--Long-term Debt and Other Long-term Obligations
------------------------------------------------------

Long-term debt was comprised of the following at December 31:

                                                                                             2001           2000
                                                                                             ----           ----
     Term loans at 5.53% (2001) and 6.84% (2000), due in quarterly
       installments through December 2004                                                $ 56,513       $ 61,000
     Revolving credit agreement, average interest rate of 4.77% (2001) and
       7.15% (2000), due in 2003                                                           54,000         85,000
     Industrial revenue bonds at a weighted-average rate of 7.50%, due in 2013             42,000         42,000
                                                                                          -------        -------
                                                                                          152,513        188,000
     Less current maturities                                                               27,500         10,000
                                                                                          -------        -------
         Total long-term debt                                                            $125,013       $178,000
                                                                                         ========       ========


On December 20, 2001, CTS amended its credit agreement with its existing nine banks. The agreement includes a revolving credit facility commitment totaling $125 million, expiring in December 2003, and term loans, which expire in December 2004, with outstanding balances of $56.5 million, after prepayments of principal made during third and fourth quarters of 2001 totaling $44.5 million. The $56.5 million of term loans mature as follows: 2002--$27.5 million; 2003--$25.5 million; and 2004--$3.5 million.

The new agreement categorized all existing debt as senior to any future debt. The debt is collaterized by substantially all U.S. assets and a pledge of 65% of the stock of certain non-U.S. subsidiaries. Interest rates on these borrowings fluctuate based upon LIBOR, with adjustments based on the ratio of CTS' consolidated senior indebtedness to consolidated earnings before interest, taxes, depreciation and amortization. CTS pays a commitment fee that varies based on performance under certain financial covenants applicable to the undrawn portion of the revolving credit agreement. At December 31, 2001, that fee was
0.75 percent per annum. The credit
agreement and term loans require, among other things, that CTS maintain a minimum net worth, a minimum fixed charge coverage ratio and a maximum leverage ratio. These covenants could reduce the borrowing availability under the credit agreement. Additionally, the credit agreement limits the amount allowed for dividends, capital expenditures and acquisitions and requires the proceeds of all asset sales be applied against outstanding borrowings. Furthermore, it requires repayment in an amount of 90% of excess cash flow, as defined therein.

While CTS management currently expects to be in compliance with all financial covenants through December 31, 2002, there can be no assurance of this since certain factors, such as forecasted future operating results, are dependent upon events, some of which are beyond CTS' ability to control. If CTS is unable to comply with financial covenants, it will seek to obtain amendments or waivers from the lenders and/or identify other sources of liquidity such as raising additional capital and/or the sale of certain assets, including assets held for sale.

Debt relating to the industrial revenue bonds was assumed from Motorola (Note C, "Acquisition"), and is collateralized by the land, building and equipment acquired with the bonds.

Other long-term obligations were comprised of the following at December 31:


                                                   2001           2000
                                                   ----           ----
Untendered shares of DCA                         $1,851         $2,941
Contractual DCA employee termination
  benefits, payable ratably through 2007            766          3,501
Other                                               219            247
                                                 ------        -------
         Total other long-term obligations       $2,836        $ 6,689
                                                 ======        =======


In connection with the acquisition of DCA in 1997, CTS is required to make contractual payments for severance and medical benefits to certain former employees of DCA until 2007. In addition, CTS continues to carry a liability for CTS common stock to be issued to DCA shareholders who have not yet tendered their stock certificates for exchange.


NOTE H--Stock Plans
-------------------

At December 31, 2001, CTS had five stock-based compensation plans. CTS applies APB Opinion No. 25 in determining compensation costs for its plans. Had compensation cost for CTS' fixed stock-based compensation plans been determined based on the fair value method, as defined in FAS No. 123, CTS' net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:



                                                                2001           2000           1999
                                                                ----           ----           ----
Net earnings (loss)                        As reported     $(45,375)        $83,802        $51,468

                                           Pro forma       $(48,029)        $81,914        $50,825

Net earnings (loss) per share --diluted    As reported       $(1.61)          $2.92          $1.80

                                           Pro forma         $(1.70)          $2.86          $1.78



The weighted-average fair value of each option grant (which is amortized over the option vesting period for purposes of determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 0.52%, 0.23% and 0.37%, respectively; expected volatility of 74.87%, 33.17% and 19.82%, respectively; risk-free interest rate of 4.51%, 5.12% and 5.86%, respectively, and expected life of 4.6, 5.1 and 5.2 years, respectively.

CTS has two plans, the 1996 Stock Option Plan ("1996 Plan") and the 2001 Stock Option Plan ("2001 Plan"), which provide for grants of incentive stock options or nonqualified stock options to officers and key employees. Options are granted at the fair market value on the grant date and are exercisable in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. The following table summarizes the status of these plans as of December 31, 2001:


                                                 2001 Plan          1996 Plan
                                                 ---------          ---------

Options originally available                    2,000,000           1,200,000

Options outstanding                               531,425             513,950

Options exercisable                                   ---             210,050


During 1997, CTS granted to certain officers and key employees 2,400,000 options to acquire common shares. These options were fully vested and are exercisable over a ten-year period terminating May 8, 2007. Of the 2,400,000 options granted under the nonqualified plan, 242,564 were exercisable at December 31, 2001.

A summary of the status of stock options as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates, is presented below.


                                      2001                           2000                         1999

                                           Weighted-                      Weighted-                      Weighted-
                                              Average                       Average                        Average
                                            Exercise                       Exercise                       Exercise
                                 Shares        Price          Shares          Price         Shares           Price
Outstanding at beginning
     of year                  1,736,197     $   17.53      2,103,460         $ 12.61     2,138,208         $ 10.05
Granted                         724,800         22.92        193,500           51.44       213,700           33.61
Exercised                    (1,017,633)        10.59       (533,813)           9.64      (179,848)           6.46
Expired or canceled            (155,425)        36.48        (26,950)          33.79       (68,600)          15.51
                              ---------                    ---------                     ---------
Outstanding at end of year    1,287,939     $   23.69      1,736,197          $17.53     2,103,460         $ 12.61
                              =========                    =========                     =========
Options exercisable at
     year end                   452,614                    1,341,497                     1,745,360
Weighted-average fair value
     of options granted during
     the year                              $    12.79                         $19.14                        $10.05



The following table summarizes information about stock options outstanding at December 31, 2001:


                               Options Outstanding                                       Options Exercisable
                                                  Weighted-
                                                    Average       Weighted-                            Weighted-
          Range of               Number           Remaining         Average             Number           Average
          Exercise          Outstanding         Contractual        Exercise        Exercisable          Exercise
            Prices          at 12/31/01        Life (Years)           Price        at 12/31/01             Price
      $10.42-15.55              462,364                5.40          $12.17            334,364            $11.42
       17.15-25.10              528,425                8.73           22.56              5,600             24.47
       33.63-50.00              283,250                8.19           42.64            107,050             39.43
       54.75-79.25               13,900                8.10           64.33              5,600             66.14



CTS has a discretionary Restricted Stock and Cash Bonus Plan ("Plan") which originally reserved 2,400,000 shares of CTS' common stock for sale, at market price or below, or award to key employees. Effective December 31, 2000, CTS reduced the number of remaining shares reserved for issuance under the Plan to 500,000 shares. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale. CTS recorded income (expense) of $632, $132 and ($3,644) in 2001, 2000 and 1999, respectively, under the formula provisions of the Plan which are based on the fair market value of a share of common stock.

CTS has a Stock Retirement Plan for Nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. Under this plan, the amount of compensation expense was $102, $232 and $363 in 2001, 2000 and 1999, respectively.


NOTE I--Employee Retirement Plans
---------------------------------

Defined benefit plans
---------------------
CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 33% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies. CTS plans to continue funding premiums on a pay-as-you-go basis.

The following provides a reconciliation of benefit obligations, plan assets, and the funded status of the Pension Plans and other postretirement benefits.



                                                                                                    Other
                                                                                                Postretirement
                                                               Pension Benefits                    Benefits

                                                            2001             2000            2001           2000
Change in benefit obligation:
    Benefit obligation at January 1                     $155,711         $143,747       $   4,196        $ 4,130
    Service cost                                           6,527            6,303              40             38
    Interest cost                                         11,333           10,641             305            297
    Curtailment gains                                     (4,742)              --              --             --
    Actuarial loss                                         1,929            2,323             266              2
    Benefits paid                                         (8,173)          (7,303)           (278)          (271)
                                                        --------         --------         --------        -------
Benefit obligation at December 31                       $162,585         $155,711         $  4,529        $ 4,196
                                                        ========         ========         ========        =======

Change in plan assets:
    Assets at fair value at January 1                   $303,090         $357,973         $     --        $    --
    Actual return on assets                              (30,893)         (48,166)              --             --
    Company contributions                                  1,118              784              278            271
    Benefits paid                                         (8,173)          (7,303)            (278)          (271)
    Administrative and other                                (433)            (198)              --             --
                                                         -------          -------         --------        -------
Assets at fair value at December 31                     $264,709         $303,090         $     --        $    --
                                                        ========         ========         =========        =======

Reconciliation of prepaid (accrued) cost:
    Funded status of the plan                            $102,124        $147,379         $ (4,529)        $(4,196)
    Unrecognized net gain                                  (5,939)       ( 70,843)            (165)           (442)
    Unrecognized prior service cost                         7,064           9,041                7              8
    Unrecognized transition asset                          (1,053)         (1,276)              --             --
                                                          -------         -------         --------        -------
Prepaid (accrued) cost                                   $102,196        $ 84,301         $ (4,687)       $(4,630)
                                                         ========        ========         ========        =======



Net pension (income)/postretirement expense in 2001, 2000 and 1999 includes the following components:


                                                                                               Other
                                                                                          Postretirement
                                          Pension Benefits                                    Benefits

                                 2001           2000            1999           2001           2000           1999
Service cost -- benefits
    earned during the year   $  6,527      $   6,303         $  5,483          $ 40           $  38         $  42
Interest cost on projected
    benefit obligation         11,333         10,641            9,574           305             297           293
Curtailment gains              (2,958)            --               --            --              --            --
Expected return on plan
    assets                    (28,448)       (26,873)         (18,758)           --              --            --
Net amortization and
    deferral                   (3,368)        (4,598)          (2,667)           --              (1)            1
                             --------      ---------         --------          ----            ----          ----
Net (income) expense         $(16,914)     $ (14,527)        $ (6,368)         $345            $334          $336
                             ========      =========         ========          ====            ====          ====

Actuarial assumptions:

    Discount rate as of
       December 31               7.25%          7.50%           7.50%          7.25%          7.50%          7.50%
    Expected return on
       plan assets               9.75%          9.75%           9.75%            --            --              --
    Rate of compensation
       increase                  5%-7%          5%-7%           5%-7%            --            --              --



Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

The 2001 pension curtailment gains resulted from plant closings that occurred as part of the restructuring initiatives discussed in Note B, "Restructuring and Impairment Charges."

The majority of U.S. defined benefit pension plan assets are invested in common stock, including approximately $23 million and $53 million in CTS common stock at December 31, 2001, and 2000, respectively. The balance is invested in corporate bonds, U.S. government backed mortgage securities and bonds, asset backed securities, a private equity fund, non-U.S. corporate bonds and convertible issues.

Defined contribution plans
--------------------------

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Additionally, CTS sponsors several other defined contribution plans covering certain non-U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3,676 in 2001, $4,082 in 2000 and $2,821 in 1999.


NOTE J--Income Taxes
--------------------

Earnings (loss) from continuing operations before income taxes consist of the following:

                                     2001          2000            1999

Domestic                         $(54,700)     $ 39,568         $20,770
Non-U.S.                           (5,791)       77,559          53,285
                                 --------      --------         -------
     Total                       $(60,491)     $117,127         $74,055
                                 ========      ========         =======

Significant components of income tax provision (benefit) are as follows:

                                     2001          2000            1999
Current:
    Federal                      $     --       $ 1,158         $11,736
    State                             259           619           2,975
    Non-U.S.                        9,162        27,941          13,079
                                   ------        ------          ------
    Total current                   9,421        29,718          27,790

Deferred:
    Federal                       (16,622)        4,604          (4,585)
    State                          (3,077)          597            (965)
    Non-U.S.                       (4,838)       (2,123)            347
                                  -------        ------          ------
    Total deferred                (24,537)        3,078          (5,203)
                                  -------        ------          ------
    Total provision (benefit)
      for income taxes           $(15,116)      $32,796         $22,587
                                 ========       =======         =======

Significant components of CTS' deferred tax liabilities and assets at December 31, 2001, and 2000 are:


                                                    2001           2000

Pensions                                         $38,439       $ 31,145
Depreciation                                       4,941          6,698
Basis difference-acquired assets                   1,981          2,073
Other                                                475          1,648
                                                  ------         ------
Gross deferred tax liabilities                    45,836         41,564
                                                  ------         ------
Postretirement benefits                            1,810          1,759
Inventory items                                    7,377          3,173
Loss carryforwards                                15,851              -
Credit carryforwards                               6,639            992
Nondeductible accruals                            14,307         14,287
Nonrecurring compensation charge                     572          2,913
Restructuring and asset impairment                11,072             --
Other                                             12,249          9,911
                                                  ------         ------
Gross deferred tax assets                         69,877         33,035
                                                  ------         ------
Net deferred tax assets (liabilities)             24,041         (8,529)
                                                  ------         ------
Deferred tax asset valuation allowance            (6,708)          (117)
                                                  ------         ------
    Total                                        $17,333        $(8,646)
                                                 =======        =======


During 2001, the valuation allowance was increased as a result of an increase in unutilized foreign tax credits and other temporary differences in certain taxing jurisdictions. The net increase in the valuation allowance was $6.6 million.

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate as follows:


                                                               2001            2000           1999

Taxes at the U.S. statutory rate                               35.0%           35.0%          35.0%
State income taxes, net of federal income tax benefit           3.0%            0.7%           1.8%
Non-U.S. income taxed at rates different than the U.S.
    statutory rate                                            (14.1%)          (2.0%)         (4.1%)
Tax exempt earnings                                            -               (1.2%)         (1.3%)
Utilization of net operating loss carryforwards and benefit
    of scheduled tax credits                                    0.8%           (1.3%)         (0.8%)
Other                                                           0.3%           (3.2%)         (0.1%)
                                                               ----            ----           ----
Provision for income taxes                                     25.0%           28.0%          30.5%
                                                               ====            ====           ====


Undistributed earnings of certain non-U.S. subsidiaries amount to approximately $125 million at December 31, 2001. Prior year earnings are intended to be invested indefinitely and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $7 million of withholding tax would be imposed.

CTS qualifies for income tax holidays in certain non-U.S. taxing jurisdictions. As a result, certain earnings of CTS are either tax-exempt or are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to expire in 2004 and 2005.

The Company has U.S. tax basis business tax credits and foreign tax credits of $0.5 million and $6.1 million, respectively. The business tax credits expire in 2021 and the foreign tax credits expire in 2006. The Company also has a U.S. net operating loss carryforward of $35.8 million that expires in 2021 and a non-U.S. net operating loss carryforward of $10.2 million that expires in 2006.


NOTE K--Business Segments
-------------------------

FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. CTS has two reportable segments: electronic components and electronic assemblies. Electronic components are products which perform the basic level electronic function for a given product family for use in customer assemblies. Electronic components consist principally of wireless components used in cellular handsets; automotive sensors used in commercial or consumer vehicles; quartz crystals, oscillators and ClearONE(TM) terminators used in the communications and computer markets and resistor networks, switches and potentiometers used to serve multiple markets. Electronic assemblies are assemblies of electronic or electronic and mechanical products which, apart from the assembly, may themselves be marketed as separate stand-alone products. Such assemblies represent completed, higher-level functional products to be used in customer end products or assemblies. These products consist principally of integrated interconnect products containing backpanel and connector assemblies used in the computer and communications infrastructure markets, RF integrated modules used in cellular handsets, low temperature cofired ceramics ("LTCC") for global positioning systems ("GPS") and Bluetooth communications products and pointing sticks/cursor controls for notebook computers.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before interest and income taxes.

Summarized financial information concerning CTS' reportable segments is shown in the following table:



                                         Electronic     Electronic
                                         Components     Assemblies      Total
2001
----
Net sales to external customers        $313,573        $264,081      $577,654
Segment operating earnings (loss) (1)    (5,893)          8,119         2,226
Total assets                            459,008         108,923       567,931
Depreciation and amortization            42,413           9,261        51,674
Capital expenditures                   $ 64,351        $ 13,303      $ 77,654

2000
----
Net sales to external customers        $536,703        $329,820      $866,523
Segment operating earnings               98,157          30,473       128,630
Total assets                            523,593         149,336       672,929
Depreciation and amortization            36,422           7,903        44,325
Capital expenditures                   $ 84,791        $ 34,425      $119,216

1999
----
Net sales to external customers        $507,344        $169,732      $677,076
Segment operating earnings (2)           81,025          14,711        95,736
Total assets                            407,822         105,769       513,591
Depreciation and amortization            29,266           4,641        33,907
Capital expenditures                   $ 22,028        $ 10,868      $ 32,896


(1) Excludes $40.0 million of pre-tax restructuring and asset impairment charges and $10.7 million of related pre-tax one-time charges.

(2) Excludes the pre-tax effect of a one-time, noncash write-off for acquired in-process research and development (IPR&D), related to the acquisition of CTS Wireless of $12,940.

Reconciling information between reportable segments and CTS' consolidated totals is shown in the following table:



                                                                              2001          2000           1999
Pre-tax Earnings (Loss)
Total segment operating earnings                                        $    2,226      $128,630       $ 95,736
Restructuring, asset impairment and related one-time
 charges - Electronic Components                                           (44,159)           --             --
Restructuring, asset impairment and related one-time
 charges - Electronic Assemblies                                            (6,556)           --             --
Acquired in-process research and development (IPR&D)                            --            --        (12,940)
Interest expense                                                           (12,775)      (13,050)        (9,944)
Interest income                                                                744           846            865
Other income                                                                    29           701            338
                                                                          --------      --------       --------
Earnings (loss)  before income taxes                                      $(60,491)     $117,127       $ 74,055
                                                                          ========      ========       ========

Assets
Total assets for reportable segments                                      $567,931      $672,929       $513,591
Investment in discontinued operations                                           --            --          9,061
                                                                          --------      --------       --------
Total assets                                                              $567,931      $672,929       $522,652
                                                                          ========      ========       ========

Financial information relating to CTS' operations by geographic area was as follows:


                                                                              2001          2000           1999
Net Sales
United States                                                             $246,653      $414,571       $318,627
China                                                                       87,038       145,609        153,222
United Kingdom                                                             154,466       158,018         96,807
Taiwan                                                                      38,519        84,166         59,392
Singapore                                                                   35,487        38,611         22,666
Other non-U.S.                                                              15,491        25,548         26,362
                                                                          --------      --------       --------
Consolidated                                                              $577,654      $866,523       $677,076
                                                                          ========      ========       ========

Sales are attributed to countries based upon the origin of the sale.


                                  2001              2000           1999
Long-Lived Assets
United States                 $118,455          $162,172       $104,398
China                           68,633            29,771         18,581
Singapore                       25,154            21,136          5,877
United Kingdom                  20,993            18,573         15,583
Taiwan                          20,086            42,724         36,369
Other non-U.S.                   4,581             4,091          6,727
                               -------           -------        -------
Consolidated                  $257,902          $278,467       $187,535
                              ========          ========       ========

Electronic components business segment revenues from Motorola represent approximately $44,639, or 14%, $118,838, or 22%, and $141,501, or 28%, of the
segment's revenue for the year ended December 31, 2001, 2000 and 1999, respectively. Electronic assemblies business segment revenues from Compaq represent approximately $160,626, or 61%, $177,882, or 54%, and $71,986, or 42%,
of the segment's revenue for the year ended December 31, 2001, 2000 and 1999, respectively, and from Motorola represent approximately $50,466, or 19%, and $65,781, or 20%, for the year ended December 31, 2001, and 2000, respectively.


NOTE L--Capital Stock
---------------------

CTS adopted a Rights Plan on August 28, 1998. The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right ("Right") for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan will initially entitle registered holders of common stock to purchase one one-hundredth of a share of CTS' Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights will be exercisable only if a person or group (1) acquires or obtains the right to acquire 15% or more of the common stock or (2) announces a tender offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights are redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right is exercised, the holder of the Right, as such, has no rights as a shareholder of CTS. The Rights will expire on August 27, 2008, unless redeemed or exchanged by CTS prior to that date.


NOTE M--Treasury Stock
----------------------

Common stock held in treasury at December 31, 2001, totaled 17,630,192 shares with a cost of $270,513, compared to 20,655,721 shares with a cost of $291,367 at December 31, 2000.

During 2000, CTS repurchased 190,000 of its common stock under a common stock repurchase plan previously authorized by the Board of Directors. The remaining shares authorized for repurchase were approximately 240,000 shares at

December 31, 2001. There can be no assurance as to the number of shares CTS may repurchase or the timing of such purchases.


NOTE N---Contingencies
----------------------

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party ("PRP") regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business and contracts relating to sales of property. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect CTS' consolidated financial position or results of operations.


NOTE O--Leases
--------------

In 2001, CTS sold certain manufacturing equipment and the Company's aircraft for $15.5 million, which approximated the net book value of the assets. These assets were subsequentially leased back by the Company. The leases are considered operating leases as defined by FAS No. 13, "Accounting for Leases."

CTS incurred approximately $6.1 million of rent expense in 2001, $4.8 million in 2000 and $3.4 million in 1999. The future minimum lease payments under the Company's operating leases are $5.9 million in 2002, $6.0 million in 2003, $5.9 million in 2004, $5.6 million in 2005, $4.5 million in 2006 and $9.6 million thereafter.


NOTE P--Earnings Per Share
--------------------------

FAS No. 128, "Earnings per Share," requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted EPS computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for 2000 and 1999. For the years ended December 31, 2000 and 1999, included in other dilutive securities below are approximately 256,000 and 308,000 shares, respectively, of CTS common stock to be issued to DCA shareholders who have not yet tendered their stock certificates for exchange in connection with the DCA acquisition. The weighted average number of shares outstanding at December 31,

2001, was 28,231,000. For 2001, approximately 673,000 of common stock equivalents, including 193,000 shares of CTS common stock to be issued to DCA shareholders, were excluded from the computation of diluted loss per share due to their anti-dilutive effect.


                                        Net         Shares
                                      Earnings (In thousands)     Per Share
                                   (Numerator)  (Denominator)        Amount
2000:
Basic EPS                              $83,802        27,623          $3.03
Effect of Dilutive Securities:
    Stock Options                                        651
    Other                                                401
                                       -------        ------           ----
Diluted EPS                            $83,802        28,675          $2.92
                                       =======        ======          =====

1999:
Basic EPS                              $51,468        27,498          $1.87
Effect of Dilutive Securities:
    Stock Options                                        783
    Other                                                308
                                       -------        ------          -----
Diluted EPS                            $51,468        28,589          $1.80
                                       =======        ======          =====



NOTE Q--Subsequent Event
------------------------

In the first quarter of 2002 (through February 27, 2002), CTS received $14.8 million of net proceeds from the issuance of 1 million shares of common stock to an institutional investor. Also during the first quarter of 2002 (through February 27, 2002), CTS received a firm commitment to receive approximately $13.3 million of net proceeds from the issuance of approximately 1 million shares of common stock to another institutional investor. Net proceeds from the issuance of these equity securities will be used for repayment of debt.




Shareholder Information
-----------------------
(In thousands of dollars except per share data)

                                                        Quarterly Results of Operations
                                                        -------------------------------
                                                                     (Unaudited)
                                                                                          Earnings
                                                                          Operating    (Loss) from   Loss from         Net
                                                    Net          Gross     Earnings     Continuing Discontinued     Earnings
                                                  Sales         Profit       (Loss)     Operations   Operations       (Loss)
2001
1st quarter                                     $176,988      $ 40,565     $  5,765      $  1,697     $      -      $  1,697
2nd quarter (a)                                  143,723        22,878      (19,685)      (17,173)           -       (17,173)
3rd quarter (b)                                  131,153        28,602         (886)       (2,890)           -        (2,890)
4th quarter (c)                                  125,790        19,246      (33,683)      (27,009)           -       (27,009)
                                                $577,654      $111,291     $(48,489)     $(45,375)    $      -      $(45,375)
2000
1st quarter                                     $204,466      $ 62,826     $ 30,682      $ 19,776     $  (529)      $ 19,247
2nd quarter                                      206,611        64,515       31,255        20,461           -         20,461
3rd quarter                                      222,052        62,758       31,292        21,315           -         21,315
4th quarter                                      233,394        70,826       35,401        22,779           -         22,779
                                                $866,523      $260,925     $128,630      $ 84,331     $  (529)      $ 83,802


                                                                           Per Share Data
                                                                           --------------
                                                                             (Unaudited)


                                                 Earnings (loss) from            Loss From
                                                Continuing Operations     Discontinued Operations       Net Earnings (Loss)
                                      Dividends  ---------------------    -----------------------       -------------------
                   High (d)   Low (d)  Declared   Basic       Diluted      Basic           Diluted       Basic       Diluted
2001
1st quarter         $47.88    $19.70      $0.03   $0.06        $ 0.06     $     -          $    -      $ 0.06        $ 0.06
2nd quarter (a)      28.96     18.00       0.03   (0.62)        (0.62)          -               -       (0.62)        (0.62)
3rd quarter (b)      24.00     13.49       0.03   (0.10)        (0.10)          -               -       (0.10)        (0.10)
4th quarter (c)      18.00     13.62       0.03   (0.93)        (0.93)          -               -       (0.93)        (0.93)
                                          $0.12  $(1.61)       $(1.61)    $     -          $    -      $(1.61)       $(1.61)
2000
1st quarter         $82.75    $40.00      $0.03   $0.71         $0.68     $ (0.02)         $(0.02)      $0.69        $ 0.66
2nd quarter          68.00     45.00       0.03    0.74          0.71           -               -        0.74          0.71
3rd quarter          59.00     40.25       0.03    0.77          0.76           -               -        0.77          0.76
4th quarter          52.19     31.50       0.03    0.83          0.79           -               -        0.83          0.79
                                          $0.12   $3.05         $2.94     $ (0.02)         $(0.02)      $3.03        $ 2.92


(a) The second quarter 2001 results include restructuring and related one-time charges of $19.4 million pre-tax, $14.6 million after-tax, or $0.53 per diluted share.
(b) The third quarter 2001 results include customer reimbursements for expenses incurred in previous quarters of approximately $2.5 million pre-tax, $1.9 million after-tax, or $0.06 per diluted share, and restructuring related one-time charges of $0.8 million pre-tax, $0.6 million after-tax, or $0.02 per diluted share.
(c) The fourth quarter 2001 results include restructuring and related one-time charges of $28.4 million pre-tax, $21.3 million after-tax, or $0.73 per diluted share.
(d) The market prices of CTS common stock presented reflect the highest and lowest prices on the New York Stock Exchange for each quarter of the last two years.





                                                                                                                  Five-Year Summary
                                                                                                                  -----------------
                                                                          (In thousands of dollars except per share and other data)



                                                              % of            % of            % of             % of            % of
                                                      2001   Sales     2000  Sales      1999 Sales      1998  Sales      1997 Sales
Summary of Operations
Net sales                                         $577,654   100.0 $866,523  100.0  $677,076 100.0  $370,441  100.0  $390,602 100.0
   Cost of goods sold                              466,363    80.7  605,598   69.9   471,543  69.6   255,844   69.1   280,085  71.7
   Selling, general and administrative expenses     80,214    13.9   94,501   10.9    80,866  12.0    51,300   13.8    45,264  11.6
   Transaction-related compensation charge               -       -        -      -         -     -         -      -    16,200   4.1
   Research and development expenses                32,762     5.7   32,583    3.8    25,348   3.8    13,387    3.6    13,131   3.4
   Acquired in-process research and
    development(IPR&D)                                   -       -        -      -    12,940   1.9         -      -         -     -
   Amortization of intangible assets                 6,765     1.2    5,211    0.6     3,583   0.5       302    0.1     2,949   0.8
   Restructuring and impairment charges             40,039     6.9        -      -         -     -         -      -         -     -
                                                   -------   ----- -------   ----   -------  ----   -------   ----   -------  ----
     Operating earnings (loss)                     (48,489)   (8.4) 128,630   14.8    82,796  12.2    49,608   13.4    32,973   8.4
Other (expense) income --net                       (12,002)   (2.1) (11,503)  (1.3)   (8,741) (1.3)     (167)  (0.1)    2,757   0.7
                                                   -------    ----- -------   ----   -------  ----   -------   ----   -------   ---
     Earnings (loss) before income taxes           (60,491)  (10.5) 117,127   13.5    74,055  10.9    49,441   13.3    35,730   9.1
Income tax expense (benefit)                       (15,116)   (2.6)  32,796    3.8    22,587   3.3    15,368    4.1    12,537   3.2
                                                   -------    ----- -------   ----   -------  ----   -------   ----    ------   ---
     Earnings (loss) from continuing operations    (45,375)   (7.9)  84,331    9.7    51,468   7.6    34,073    9.2    23,193   5.9
Discontinued operations:
   Net earnings (loss) from discontinued
     operations                                          -       -     (529)     -         -     -     3,401    0.9      (380) (0.1)
                                                   -------    ----- -------   ----    ------  ----   -------   ----   -------   ---
     Net earnings (loss)                           (45,375)   (7.9)  83,802    9.7    51,468   7.6    37,474   10.1    22,813   5.8
Retained earnings--beginning of year               325,850          245,414          197,285         163,169          144,112
Dividends declared                                  (3,487)          (3,366)          (3,339)         (3,358)          (3,756)
                                                   -------          -------          -------         -------          -------
Retained earnings--end of year                    $276,988         $325,850         $245,414        $197,285         $163,169
                                                   =======          =======          =======         =======          =======

Earnings (loss) per share:
   Basic:
     Continuing operations                          $(1.61)           $3.05            $1.87           $1.22            $0.74
     Discontinued operations                             -            (0.02)               -            0.12            (0.01)
                                                     -----            -----             ----            ----            -----
     Net earnings (loss) per share                  $(1.61)           $3.03            $1.87           $1.34            $0.73
                                                     =====             ====             ====            ====             ====

   Diluted:
     Continuing operations                          $(1.61)           $2.94            $1.80           $1.17            $0.73
     Discontinued operations                             -            (0.02)               -            0.11            (0.01)
                                                     -----            -----             ----            ----            -----
     Net earnings (loss) per share                  $(1.61)           $2.92            $1.80           $1.28            $0.72
                                                     =====             ====             ====            ====             ====

Average basic shares outstanding (000's)            28,231           27,623           27,498          28,028           31,248
Average diluted shares outstanding (000's)          28,231           28,675           28,589          29,228           31,952
Cash dividends per share                             $0.12            $0.12            $0.12           $0.12            $0.12
Capital expenditures                                77,654          119,216           32,896          21,330           22,180
Depreciation and amortization                       51,674           44,325           33,907          19,155           16,016

Financial Position at Year End
Current assets                                    $200,674         $305,696         $254,297        $117,683         $146,747
Current liabilities                                153,857          202,891          154,461          82,377           80,991
Current ratio                                     1.3 to 1         1.5 to 1         1.6 to 1        1.4 to 1         1.8 to 1
Working capital                                   $ 46,817         $102,805          $99,836         $35,306          $65,756
Inventories                                         50,149          104,316           78,942          33,322           34,683
Property, plant and equipment--net                 191,958          224,861          139,692          68,086           66,511
Total assets                                       567,931          672,929          522,652         293,189          318,196
Short-term notes payable                                 -            7,397            7,428               -                -
Long-term debt                                     125,013          178,000          162,000          42,000           56,000
Long-term obligations, including long-term debt    132,287          189,069          176,164          59,828           67,759
Shareholders' equity                               242,873          246,357          164,764         123,839          147,496
Common shares outstanding (000's)                   30,902           27,781           27,462          27,243           30,356
Equity (book value) per share                        $7.86            $8.87            $6.00           $4.55            $4.86

Other Data
Stock price range                            $47.88-$13.49    $82.75-$31.50    $86.25-$20.44   $21.94-$11.82     $18.63-$6.79
Number of employees at year end                      5,837            9,008            7,662           4,105            3,954
Number of shareholders at year end                   1,549            1,492            1,498           1,379            1,404
